

Mail Stop 3561

July 6, 2017

Duane M. DesParte
Senior Vice President & Corporate Controller
Exelon Corporation
10 South Dearborn Street
P.O. Box 805379
Chicago, Illinois 60680-5379

> **Re:** **Exelon Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2017**
> **Filed May 3, 2017**
> **Form 8-K Filed February 8, 2017**
> **File No. 1-16169**

Dear Mr. Desparte:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results of Operations

Adjusted (non-GAAP) Operating Earnings, page 89

1. We note the adjustments to reconcile GAAP net income attributable to common shareholders to adjusted non-GAAP operating earnings are presented net of income taxes. Please revise your disclosure in future filings to show income taxes as a separate

adjustment and clearly explain how the adjustment is determined. Please refer to Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please note that this comment is also applicable to earnings releases filed on Form 8-K.

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements

1.Significant Accounting Policies

Asset Impairments (All Registrants), page 320

2. We note your disclosure that the amount of the impairment loss for assets held and used is determined by measuring the excess of the carrying amount of the long-lived asset or asset group over its fair value less costs to sell. Please tell us how your measurements of impairment losses for long-lived assets held and used comply with ASC 360-10-35-17.

19. Mezzanine Equity (Exelon, Generation and PHI), page 509

3. Please tell how the release of the redeemable noncontrolling interests contingency during the year ended December 31, 2016 is reflected in the consolidated statements of changes in shareholders' equity. Please refer to paragraph 16 of ASC 480-10-S99-3A.

Form 10-Q for Fiscal Quarter Ended March 31, 2017

4. We note you omitted the disclosure required by Item 308(c) of Regulation S-K. Please file an amendment containing the disclosure required by Item 308(c) of Regulation S-K.

Form 8-K Filed February 8, 2017

5. Presenting full non-GAAP income statements when reconciling non-GAAP measures to the most directly comparable GAAP measures is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products